UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
Commission File Number: 001-11638

(Check One)	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:__________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________

PART I
REGISTRANT INFORMATION

United American Healthcare Corporation
Full Name of Registrant

N/A
Former Name if Applicable

303 E Wacker Drive, Suite 1200
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60601
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

United American Healthcare Corporation (the “Company”) is not in a position to file its Annual Report on Form 10-K for the Company’s fiscal year ended June 30, 2013 (the “Form 10-K”) with the U.S. Securities and Exchange Commission (the “SEC”), because the Company cannot complete the Form 10-K in a timely manner without unreasonable effort or expense.
Based on work completed to date by the Company on its year-end closing procedures and preparation of its financial statements, the Company expects to file the Form 10-K on or before October 15, 2013.

PART IV
OTHER INFORMATION

1)	Name and telephone number of person to contact in regard to this notification.

2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will report significant changes in its results of operations from the corresponding period for the last fiscal year to be reflected by the earnings statements to be included in the Form 10-K.  The changes primarily relate to:

An increase in Contract Manufacturing Revenue of $1,558,000 resulting in Net income from continuing operations of $433,000 in fiscal year 2013 compared to loss from continuing operations of $1,917,000 in fiscal year 2012.  Additionally, Net income from discontinued operations increased $51,000 over the same period.  Net income for the fiscal year 2013 was $537,000 compared to a loss of $1,864,000 for fiscal year 2012.

* * * * * * * * *

United American Healthcare Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 30, 2013	United American Healthcare Corporation

By: /s/ Robert Sullivan
Chief Financial Officer and Treasurer